EXHIBIT 99.1

Cincinnati Bell Inc.

Telecommunications Peer Group

The companies comprising the Telecommunications Peer Group are listed below:

ATN International, Inc.	ORBCOMM Inc.
CenturyLink, Inc.	SBA Communications Corp.
Cogent Communications Holdings, Inc.	Shenandoah Telecommunications Company
Consolidated Communications Holdings, Inc.	Spok Holdings, Inc.
Endurance International Group Holdings, Inc.	Telephone and Data Systems, Inc.
Frontier Communications Corporation	United States Cellular Corporation
General Communications Inc.	Vonage Holdings Corp.
GTT Communications, Inc.	Windstream Holdings, Inc.
IDT Corporation	Zayo Group Holdings, Inc.
Iridium Communications, Inc.